July 25, 2005


By Fax - 001 202 772 9205



Dear Mr Spirgel,


Peak Entertainment Holdings Inc
Form 10-KSB/A for fiscal Year Ended December 31,2004
File No. 33-18143


In response to your letter dated 9 June 2005 please see my comments below. As per note 1 I have now calculated the adjustment that is required from Operating Expenses to Costs of Revenue. Please see sheet A attached.

As per note 2 please note that the functional currency of Peak Holdings is (pound). However over the past 18 months the functional currency has become more of United States Dollar due to our funding investment being raised in the United States and being in Dollars. We are currently changing our finance system to reflect this change in functional currency.

The exchange rate variance from the functional currency to United States Dollar for the year is as follows:

                     (pound)                $

Peak Ltd           194554.63             363100
Cameo                1377.12               2570
Jusco               (1624.80)             (3032)
Holdings             4541.18               8475

Total                                   371,113

Consolidation variance is               (32,263)

Total Gain for the Year 2003  =         338,850

I believe that an adjustment is required to statement of comprehensive loss this being the consolidation variance. Could you confirm that this is correct? Upon your response I will make the necessary adjustments required to the 10K/A.

Should you have any further comments or have any queries then please do not hesitate to contact me.


Yours sincerely




Nicola Yeomans
Vice President and Principal Accounting Officer


SHEET A   Recharged invoices as at 31 Dec 04 (Included within the 10k)
-------   ------------------------------------------------------------

 Ref
Number  Inv Num     Customer      Date     Amount $   Property     Description
------  -------     --------      ----     --------   --------     -----------

  1     MEG - 0001  M.E.G.        Feb-15   85000      Monster In   Work done in 2004     Developments, samples, toy packaging,
                                                      My Pocket                          artwork, video and DVD presentations.

  2     MSK - 001   Moody Street  Feb-14   105000     Faireez      Work done Oct -       Concept Development, Style guides and
                    Kids                                           Dec 04                Brochures

  3     MSK - 002   Moody Street  Feb-20   125000     Faireez      Work Done -           Story Boards, mock up merchandising
                    Kids                                           November 04

  4     SGC - 0006  Silly Goose   Jan-14   38000      Wumblers     Work Done             Production Services, Back Ground

  5     SGC - 0005  Silly Goose   Nov-22   95000      Wumblers     Work Done in O4       Character Builds and Pre production Builds

  6     SGC - 0004  Silly Goose   Nov-21   60000      Wumblers     Work Done in 04       Style Guides

  7     SGC - 0003  Silly Goose   Nov-18   155878     Wumblers     Work Done in 04       Product Concepts and Samples

  8     SGC - 0002  Silly Goose   Nov-16   50000      Wumblers     Work Done in 04       Productions Scripts

                                           ------
                                           713878
                                           ------

Note A  Related Direct Costs
------  --------------------

        Per Month                   (pound)
        ---------                   -------

        Rent/Electric/gas             3290   x 1.86632   =   6140.19  50% of office space is the studio
        Depreciation on                 68   x 1.86632   =    126.90
        Studio Computers
        Materials for Studio           100   x 1.86632   =    186.63
                               -----------
                                      3458   x 1.86632   =   6453.73

        Studio Salaries            9583.32   x 1.86632   =  17885.54
        ---------------            -------
                                   9583.32

                               -----------
        Total                     13041.32
                               -----------


Note B  Breakdown per invoice for Studio Salaries and other Direct Costs
------  ----------------------------------------------------------------

        Monster In My Pocket                40%   of Gross studio salaries
        Wumblers                            30%   of Gross studio salaries
        Faireez                             20%   of Gross studio salaries

        Remainder Management                10%
        work
        (Artwork for new concepts, corporate)

                                                                                                           US Dollars $
              1     MEG - 0001                                              US Dollars $

                    9583.32 x 12 = 114999.84 x 40% = 45999.36 x 1.86632 =     85,849.52

              2     MSK - 001

                    9583.32 x 3 = 28749.96 x 20% = 5749.92 x 1.86632 =        10,731.19

              3     MSK - 002

                    9583.32 x 1 = 9583.32 x 20% = 1916.66 x 1.86632 =          3,577.10

              4     SGC - 0006

                    9583.23 x 12 = 114999.84 x 30% = 34499.62 x 1.86632 =     64,387.34

              5     SGC - 0005

                    9583.23 x 12 = 114999.84 x 30% = 34499.62 x 1.86632 =     64,387.34

              6     SGC - 0004

                    9583.12 x 12 = 114999.84 x 30% = 34499.62 x 1.86632 =     64,387.34

              7     SGC - 0003

                    9583.12 x 12 = 114999.84 x 30% = 34499.62 x 1.86632 =     64,387.34

              8     SGC - 0002

                    9583.12 x 12 = 114999.84 x 30% = 34499.62 x 1.86632 =     64,387.34

                                                                             ----------
                                  Total Direct Salaries                      422,094.51
                                                                             ----------

                                                                             ----------
             Rent   3290 x 12 = 39480 x 50% = 19740 x 90% = 17766 x 1.86632   33,157.04
                                                                             ----------

        50% of the offfice rent is the studio, therefore 90% of the 50% is a direct cost the 90% being made up of as per
        Note B above.
                                                                             ----------
         Depreciation    68 x 12 = 816 x 90% = 734.40 x 1.86632                 1369.88
                                                                             ----------
        The 90% Recharge is made uo of as per Note B above.
                                                                             ----------
           Materials    100 x 12 = 1200 x 90% =                                    1080
                                                                             ----------
        The 90% Recharge is made uo of as per Note B above.
                                                                             ----------
                                  Total Adjustment to Direct Costs           457,701.43
                                                                             ==========